                                                                    EXHIBIT 99.2

REPORT TO SHAREHOLDERS

International Uranium Corporation's (the "Company's") net income for the third fiscal quarter ending June 30, 1998 was $194,459. This brings the Company's net income through nine months of fiscal 1998 to $1,749,462 or approximately $0.03 per share (Cdn$0.04 per share). The Company continues to enjoy a strong financial position, with net working capital of $22,075,253, or $0.34 per share (Cdn$0.49 per share) and no debt financing. Details on the Company's financial performance are discussed below.

Through the third fiscal quarter, the Company made progress in the three main areas of its business plan; mining operations, alternate feed processing and mineral exploration. In the area of mining operations, the Company continued to ramp up production from its two operating mines in the Colorado Plateau district of western Colorado and eastern Utah. To date, in excess of 25,000 tons of ore containing approximately 118,000 pounds of recoverable uranium and approximately 680,000 pounds of recoverable vanadium have been produced from these mines. The Company is pleased that its mining operations have been under budget and that the grades of both uranium and vanadium have been in excess of original predictions. Even with a relatively weak market for uranium, the Company currently estimates that uranium and vanadium produced from these ores will be at a total cost below the current market prices for these commodities. The Company is evaluating the feasibility of bringing other mines into production in this area, particularly in light of a strong vanadium market.

In addition to production from its own mines, the Company continued to buy ore from independent mining operations in the Colorado Plateau district through its ore purchase program. To date, the amount of ore purchased from these independent miners has been lower than originally anticipated. This has been due to delays in these operators obtaining the necessary regulatory permits as well as delays in completing the required development work to commence mining from their properties. While the results of the ore purchase program have been disappointing so far, the Company still believes that ore supplied from these independent operators will increase and will be a significant source of uranium and vanadium production. However, as a result of the reduced tonnages from the independents, the Company now believes that its conventional mill run will now commence in the first calendar quarter of 1999.

The White Mesa Mill continued its alternate feed processing activities during the third quarter with a full work force in place. The current alternate feed run involves the processing of ores containing uranium and tantalum. Due to the complexity of the ore in this particular run, the Company had to make various process design and engineering modifications, which were completed during June and July. The Company also favorably renegotiated the terms under which it is to complete the processing of this ore with the parties associated with this transaction. As a result of these efforts, processing of this uranium and tantalum bearing ore recommenced during August and is expected to be completed by the end of October.

The Company continued to develop its alternate feed business during the quarter, successfully negotiating two other alternate feed transactions which should result in the production of uranium at prices significantly below current market prices. One of these transactions is for the processing of uranium bearing materials from a former weapons processing facility of the U.S. government.

This is particularly noteworthy as it marks the first time that the U.S. government has recycled this type of material to recover valuable uranium that would otherwise be lost through direct disposal. While certain regulatory hurdles will need to be met, the Company continues to remain convinced that production of uranium from materials that are essentially a waste product will be a growing, profitable and environmentally preferable business for the future.

The Company's Mongolian enterprise, the Gurvan Saihan Joint Venture, continued its exploration drilling program and leach amenability testing during the quarter. Through the period, approximately 29,000 meters of drilling were completed out of a total 55,000 meter program scheduled for calendar year 1998. While some of this drilling is reconnaissance type in two of the Joint Venture's 12 exploration areas, most of the drilling has been concentrated in the Hairhan area, where the Joint Venture delineated a 10 million pound uranium deposit last year. The leach amenability test, a precursor to running a pilot production operation, is also being conducted in this area. The Company continues to be pleased with results from its Mongolian activities, although future development of this operation will continue to be dependent upon the prospects for higher uranium prices.

The uranium market was extremely quiet during the period, with very little material moving through the spot market. As a result, uranium prices were stable, ending the period at $10.75 per pound, unchanged from the previous quarter. However, the market was anticipating downward pressure on uranium prices, principally as a result of the announcement that USEC, Inc. expected to sell up to 62 million pounds of uranium between 1999 and 2005 that they received from the US Department of Energy (the "DOE"). While USEC indicated that they would sell this material through long term contracts, the prospect of such sales may have a negative impact on future spot uranium prices.

As a result of the disclosure of the transfers of uranium from the DOE to USEC, the Uranium Producers of America (the "UPA"), a trade association of US uranium production companies, including the Company, filed a suit against the DOE for making these transfers of uranium in violation of US law. The UPA seeks to have any uranium illegally transferred to USEC retrieved by DOE.

FINANCIAL REVIEW

Total revenues through June 30, 1998 were $30,410,005, while the total cost of revenues were $26,500,430, resulting in a gross profit of $3,909,575. Uranium sales make up $19,890,300 of the total year-to-date revenues, while processing fees and tantalum sales from the Company's alternate feed activities make up the remaining $10,519,705 of revenues. Year-to-date cost of uranium sales were $17,880,753, while processing costs relating to alternate feeds totalled $8,619,677, resulting in a gross profit of $2,009,547 for uranium sales and $1,900,028 for alternate feed processing activities. Included in the year-to-date results were $5,347,500 of uranium sales at a cost of $4,217,187 that were completed during the quarter ending June 30, 1998. A significant amount of the gross profit from this quarter's sales resulted from the delivery of uranium produced from alternate feed at costs significantly less than current market prices.

Year-to-date office and administrative costs were $2,720,388, while net interest and other income totalled $1,007,475, resulting in income before taxes of $2,196,662. The provision for income taxes was $447,200, resulting in net income of $1,749,462.

Year-to-date, the Company has invested $3,047,916 in properties, plant and equipment, and $2,093,710 in its exploration properties. Of these amounts, $2,122,774 represents expenditures in Mongolia through the Company's interest in the Gurvan Saihan Joint Venture. As of June 30, 1998, the Company had net working capital of $22,075,253, of which $9,028,904 was made up of cash and cash equivalents.

                       INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                      (UNITED STATES DOLLARS) (UNAUDITED)


                                                                JUNE 30       SEPTEMBER 30
                                                                 1998             1997
                                                              -----------     ------------
ASSETS
 Current assets:
 Cash and cash equivalents                                    $ 9,028,904     $ 13,953,355
 Marketable securities                                             22,628           39,978
 Trade receivables                                              3,201,963           63,198
 Inventories                                                   11,477,940       10,113,853
 Notes receivable                                                      --        4,791,513
 Favorable uranium sales contracts                                729,730        1,270,270
 Other                                                          1,192,401          433,497
                                                              -----------     ------------
                                                               25,653,566       30,665,664

 Properties, plant and equipment, net                          13,148,977       10,858,679
 Exploration properties                                         8,357,806        6,191,525
 Notes receivable                                                 203,934          206,142
 Restricted marketable securities                               8,326,861        7,945,356
 Favorable uranium sales contracts, net of current portion             --          729,730
 Goodwill                                                         580,142          603,243
                                                              -----------     ------------
                                                              $56,271,286     $ 57,200,339
                                                              ===========     ============

LIABILITIES
 Current liabilities:
 Accounts payable and accrued liabilities                     $ 2,063,908     $    961,865
 Inventory purchases                                                   --        5,050,000
 Notes payable                                                      9,883            9,537
 Due to related parties                                                --          150,399
 Deferred revenue                                               1,504,522          210,185
                                                              -----------     ------------
                                                                3,578,313        6,381,986

 Notes payable, net of current portion                             11,245           19,962
 Reclamation obligations                                       13,265,700       13,265,700
 Deferred income taxes                                            133,875               --
                                                              -----------     ------------
                                                               16,989,133       19,667,648
                                                              -----------     ------------

SHAREHOLDERS' EQUITY
 Share capital                                                 37,513,997       37,513,997
 Retained earnings                                              1,768,156           18,694
                                                              -----------     ------------
                                                               39,282,153       37,532,691
                                                              -----------     ------------
                                                              $56,271,286     $ 57,200,339
                                                              ===========     ============

ON BEHALF OF THE BOARD



Earl E. Hoellen, Director                              Lukas H. Lundin, Director

                       INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND RETAINED EARNINGS
                      (UNITED STATES DOLLARS) (UNAUDITED)


                                               NINE MONTHS     PERIOD FROM
                                               ENDED           INCORPORATION
                                               JUNE 30         ON OCTOBER 3 1996
                                               1998            TO JUNE 30 1997
                                               -----------     -----------------
Revenues
 Uranium sales revenue                         $19,890,300     $              --
 Process milling fees                           10,519,705                    --
                                               -----------     -----------------
  Total revenue                                 30,410,005                    --
                                               -----------     -----------------
Cost of revenues
 Uranium cost of sales                          17,880,753                    --
 Process milling expenditures                    8,272,872                    --
 Depreciation                                      346,805
                                               -----------     -----------------
  Total cost of revenues                        26,500,430                    --
                                               -----------     -----------------

Gross profit                                     3,909,575                    --
                                               -----------     -----------------

Operating and administrative expenses
 Selling, general and administrative             2,612,206               403,309
 Depreciation and amortization                     108,182                 3,052
                                               -----------     -----------------
                                                 2,720,388               406,361
                                               -----------     -----------------

Operating income (loss)                          1,189,187              (406,361)

 Net interest and other income                   1,007,475               368,913
                                               -----------     -----------------
Net income (loss) before taxes                   2,196,662               (37,448)

 Provision for income taxes                        447,200                    --
                                               -----------     -----------------
NET INCOME (LOSS) FOR THE PERIOD                 1,749,462               (37,448)

 Retained earnings, beginning of period             18,694                    --
                                               -----------     -----------------
RETAINED EARNINGS (DEFICIT), END OF PERIOD     $ 1,768,156     $         (37,448)
                                               ===========     =================


Net income per common share                    $      0.03     $              --
                                               ===========     =================

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNITED STATES DOLLARS) (UNAUDITED)

                                                                NINE MONTHS       PERIOD FROM
                                                                ENDED             INCORPORATION
                                                                JUNE 30           ON OCTOBER 3 1996
                                                                1998              TO JUNE 30 1997
                                                                ------------      -----------------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net income (loss) for the period                                $  1,749,462      $         (37,448)
 Items not affecting cash
 Depreciation and amortization                                       454,987                  3,052
 Amortization of uranium sales contract purchase cost              1,270,270                     --
 Increase in deferred revenue                                      1,294,337                     --
 Increase in deferred income taxes                                   133,875                     --
                                                                ------------      -----------------
                                                                   4,902,931                (34,396)

Changes in non-cash working capital items
 Decrease in marketable securities                                    17,350                     --
 Increase in trade receivables                                    (3,138,765)               (57,698)
 Increase in inventories                                          (1,110,926)            (3,136,555)
 Increase in other current assets                                   (758,904)              (239,699)
 Decrease in liability for inventory purchase                     (5,050,000)                    --
 Increase in other accounts payable and accrued liabilities        1,102,042              1,093,895
 (Decrease) increase in due to related parties                      (150,398)               160,458
                                                                ------------      -----------------
 NET CASH USED BY OPERATIONS                                      (4,186,670)            (2,213,995)
                                                                ------------      -----------------

EXPLORATION, DEVELOPMENT
AND INVESTMENT ACTIVITIES

 Acquisition of Energy Fuels, net of cash received                        --            (10,081,071)
 Acquisition of Thornbury Capital Corp, net of cash received              --               (673,282)
 Properties, plant and equipment                                  (3,047,916)              (902,412)
 Exploration properties                                           (2,093,710)              (819,138)
 Notes receivable                                                         --               (743,044)
 Collection of notes receivable                                    4,793,721                597,102
 Increase in restricted marketable securities                       (381,505)            (7,718,354)
                                                                ------------      -----------------
 NET CASH USED IN INVESTMENT ACTIVITIES                             (729,410)           (20,340,199)
                                                                ------------      -----------------

FINANCING ACTIVITIES

 Common shares issued for cash, net                                       --             36,690,454
 Common shares issued on amalgamation                                     --                823,543
 Payment of notes payable                                             (8,371)                (1,057)
                                                                ------------      -----------------
 NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                  (8,371)            37,512,940
                                                                ------------      -----------------

(Decrease) Increase in cash and cash equivalents                  (4,924,451)            14,958,746
Cash and cash equivalents, beginning of period                    13,953,355                     --
                                                                -----------       -----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $  9,028,904      $      14,958,746
                                                                ============      =================